Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Companies: NYSE Euronext (Commission File No. 001-33392) Intercontinental Exchange, Inc. (Commission File No. 001-32671)
Investor Presentation IntercontinentalExchange (ICE)
May 8, 2013

Safe Harbor
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This presentation may contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements regarding IntercontinentalExchange’s business that are not historical facts are forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. These statements are not guarantees of future performance and actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. The factors that might affect our performance include, but are not limited to: our business environment and industry trends; conditions in global financial markets; domestic and international economic conditions; volatility in commodity prices and price volatility of financial contracts such as equity indexes and foreign exchange; our ability to complete the acquisition of NYSE Euronext and to do so in a timely manner, realize the anticipated benefits within the expected time frame, and efficiently integrate NYSE Euronext’s operations; changes in laws and regulations; increasing competition and consolidation in our industry; our ability to identify and effectively pursue acquisitions and strategic alliances and successfully integrate the companies we acquire on a cost-effective basis; the success of our clearing houses and our ability to minimize the risks associated with operating multiple clearing houses in multiple jurisdictions; technological developments, including ensuring that the technology we utilize is not vulnerable to security risks; the accuracy of our cost estimates and expectations; our belief that cash flows will be sufficient to service our debt and fund our working capital needs and capital expenditures for the foreseeable future; our ability to develop new products and services on a timely and cost-effective basis; leveraging our risk management capabilities; maintaining existing market participants and attracting new ones; protecting our intellectual property rights; not violating the intellectual property rights of others; potential adverse litigation results; our belief in our electronic platform and disaster recovery system technologies; and identification of trends and how they will impact our business. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see ICE’s Securities and Exchange Commission (SEC) filings, including, but not limited to, the risk factors in ICE’s most recent Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and the risk factors in the joint proxy statement/prospectus of IntercontinentalExchange Group, Inc. (“ICE Group”), as filed with the SEC on April 30, 2013. These filings are also available in the Investors & Media section of our website. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all factors that may affect our business and prospects. Further, management cannot assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE Group has filed with the SEC a registration statement on Form S 4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext by ICE. The joint proxy statement/prospectus was delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.
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Safe Harbor (cont)
PARTICIPANTS IN THE MERGER SOLICITATION
ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions described in the Agreement and Plan of Merger, dated as of December 20, 2012, as amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of March 19, 2013, by and among ICE, NYSE Euronext, ICE Group, Braves Merger Sub, Inc. and Baseball Merger Sub LLC. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2013 annual meeting of stockholders, as filed with the SEC on March 28, 2013. You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2013 annual meeting of stockholders, filed with the SEC on March 22, 2013. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.
GAAP AND NON-GAAP RESULTS
This presentation includes non-GAAP measures that exclude certain items the company considers are not reflective of our core business performance. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. These non-GAAP measures should be considered in context with our GAAP results. A reconciliation of Adjusted Net Income Attributable to ICE and Adjusted Diluted Earnings Per Common Share Attributable to ICE to the equivalent GAAP measure and an explanation of why we deem these non-GAAP measures meaningful appears in our earnings release dated May 1, 2013 and in the appendix to this presentation. The reconciliation of Adjusted Operating Income, Operating Margin and Operating Expenses to the equivalent GAAP results and an explanation of why we deem these non-GAAP measures meaningful appear in the appendix to this presentation. Our earnings press release and this presentation are available in the Investors & Media section of our website at www.theice.com. Our earnings press release is also available in our Current Report on Form 8-K filed with the SEC on May 1, 2013.
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ICE: Derivatives Market Leadership

- **Global derivatives markets**
  - Leadership in commodities, clearing and technology
- **Broad distribution, network effect**
  - Leading operator of global markets and clearing houses
  - Global partnerships and infrastructure investments
- **Organic growth, M&A leader**
  - Opportunities in new and current businesses
  - Planned acquisition of NYSE Euronext
- **Positioned ahead of financial regulatory reform**
  - Clearing, connectivity and transparency
- **Innovation and execution**
  - Delivering new ways to serve industry needs
- **Consistent growth and strong returns**
  - Balanced business model supports consistency



Average Daily Volume*
Thousands (contracts)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'08-'12 CAGR 16%
+1% y/y
2008
2009
2010
2011
2012
YTD Apr '13
Energy
Agriculture
Index & FX

* Energy volume includes cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures

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Consistent Industry Leading Growth & Profitability
Revenue Growth
2013: Commitment to Growth $1,327 $1,363
$1,400 $1,150
 1Q13 Financial Performance: $1,200
$995 $1,000
o Revenue $352MM, -4% y/y $813
$800
o Adj1 net income attributable to ICE +1% y/y -4% y/y
$600 $352 $400
o Adj1 diluted EPS +1% y/y
$200
 Revenue growth driven by:
$0
o Oil and Ag futures and market data revenue 2008 2009 2010 2011 2012 1Q13 o YTD ADV thru April up 1% Net Income Attributable to ICE o New customers, strong revenue capture trends
$600 $552
 Strong operating efficiency $510
$500
o 1Q13 adj1 operating margin up to 63%
$398 $400
 Capital efficiency / prudent investment $301 $316
$300
o Industry leading return on invested capital +1% y/y
$200 $149 $100
$0
2008 2009 2010 2011 2012 1Q131
(1) These are non-GAAP measures. Please refer to slides at the end of the presentation for reconciliation to equivalent GAAP measures.
1Q13 net income attributable to ICE in chart above is the non-GAAP figure. GAAP net income attributable to ICE was $135MM, an 8% decrease y/y.
IntercontinentalExchange
5

ICE Futures*
 1Q13 futures revenues $255MM, -5% y/y Annual ADV*
+1% y/y
 1Q13 average daily volume (ADV) of 3.6MM, -4% y/y
 3,600
o Apr ADV +18% y/y; Brent +31% y/y, Nat Gas +7% y/y
 3,200
 1Q13 record volume quarter in WTI & Coal options; 2,800
 2,400
RBOB Gasoline & Coffee futures
 2,000
 Rate Per Contract (RPC) 1,600
 1,200
Energy Ags Financials
 800
1Q13 1Q12 1Q13 1Q12 1Q13 1Q12
 400 $1.05 $1.04 $2.59 $2.56 $1.02 $0.93
 -
 OI 85MM contracts at 4/30/13, +22% y/y 2008 2009 2010 2011 2012 YTD Apr
‘13
(In 000) 1Q13 1Q12 y/y % Open Interest*
+22% y/y
Total Volume 218,412 234,643 -7% ADV
 80,000
ICE Brent 694 595 17%
ICE Gasoil 282 272 4% 70,000 ICE Other Oil 259 216 20% 60,000 ICE Natural Gas 1,356 1,863 -27% 50,000 ICE Power 565 364 55%
40,000
ICE Emissions & Other 50 39 28%
ICE Sugar 141 137 3% 30,000 ICE Equity Index 116 145 -20% 20,000 Other Futures & Options 177 153 15%
10,000
Total Average Daily Volume 3,640 3,784 -4%
 -
2008 2009 2010 2011 2012 Apr ‘13
* Energy volume and OI include cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures IntercontinentalExchange 6

ICE Energy Futures*
ICE Energy Futures Markets
Annual Energy Futures Volumes*
• Global leader in Brent, Gasoil, Natural Gas, Power and Emissions markets 800
• Completion of ICE Endex transaction in 700 March expands ICE into EU nat gas & power 600 markets
500
• Transition of energy swaps to futures
400
• Energy SDR launch in February +1% y/y
300
• New product development ongoing with over
200
130 energy products introduced in 2012, 16 launched in 1Q13 100
• Electronic options – WhenTech & ICE Chat 0
2008 2009 2010 2011 2012 YTD Apr ‘13
• Brazilian energy market developing via BRIX
• Phase III of EU emissions began in Jan ‘13
* Energy volume includes cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures
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Leadership Position in Global Energy Markets
Increasing Crude Market Share
ADV (000)
 ICE Brent futures & options contracts growth 800 accelerating into 2013, YTD Apr ADV +21% y/y
 ICE Brent options volume up 81% y/y YTD Apr
 600
 YTD Apr ADV: ICE Other Oil +22% y/y, Emissions & 400 Other +30% y/y; YTD Apr Total Energy OI +23% y/y 200 New product development ongoing; cross margining with Brent, Gasoil and Natural Gas
 ‐
2008 2009 2010 2011 2012 YTD Apr ‘13 Expansion of participants continuing into 2013
ICE Brent ADV ICE WTI ADV
Brent Options Contracts ADV ICE Energy Open Interest
Contracts (000) ADV (000)
 90,000 +23% y/y
 50 +81% y/y
 80,000
 40 70,000 60,000
 30 50,000 40,000 20 30,000
 10 20,000 10,000
 ‐ ‐
2010 2011 2012 YTD Apr ‘13 2008 2009 2010 2011 2012 Apr ‘13
* Energy volume and OI include cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures IntercontinentalExchange 8

ICE Agricultural and Financial Markets
ICE Ag Futures Markets Annual Ag Futures Volumes
70
• Ag open interest 2.5MM contracts Apr ‘13
60
• Global ag benchmarks poised for growth with
50
improved commodity financing in EU
40
• Solid trends in RPC, global customer growth +6% y/y
30
• Full transition to screen completed in Oct ‘12
20
• Expansion into grains and oilseeds, extends reach in ag sector 10
0
2008 2009 2010 2011 2012 YTD Apr’ 13
ICE Financial Markets
Annual Fin Futures Volumes
• Credit futures to launch 2Q13 60
• CDS margining benefits for clients in progress 50
• Category 2 mandatory clearing begins Jun 10 40
• Russell Index volume upside with fund flows 30
• USDX is the leading US dollar benchmark -11% y/y
20
• Transition of Liffe UK’s derivatives clearing to ICE Clear Europe 10
• Solid uptake in Brazilian fixed income platform 0
2008 2009 2010 2011 2012 YTD Apr ‘13
for Cetip
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ICE Credit Derivatives
CDS Open Interest & Gross Notional Cleared
Leading Global CDS Clearing Solution
OI (Billions) Notional (Billions)
 Through May 3, $40TR in CDS cleared, $1.5TR OI, $1,800 $45,000 1.3MM trades cleared; over 400 clearable CDS $1,600 $40,000 products; $599B in buyside cleared $1,400 $35,000
$1,200 $30,000
 Leading risk model; separate $5BN guaranty fund $1,000 $25,000
$800 $20,000
 Open-access connectivity model
$600 $15,000
 Widely distributed ICE Link platform provides $400 $10,000 industry connectivity to multiple CCPs, dealers, $200 $5,000 buyside & IDBs $ $
1 31 61 91 121 151 181 211
Credit Market Update Open Interest Gross Notional Clearing Week
Buyside Cumulative Gross Notional Cleared
 Most liquid CDS market clearing single names and ICE Clear Credit – North America CDX LatAm sovereign CDS
$600
 Working with SEC and customers to provide resolution to single name clearing costs
 On track for 2Q13 launch of Credit index futures $400 through ICE Futures U.S. March 11, 2013:
Mandatory Clearing Date
 Category 2 mandatory clearing begins June 10, $200 2013
 ICE Link instrumental in supporting OTC clearing
$
mandates across the industry 1 22 43 64 85 106 127 148 169
Clearing Week
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Robust Cash Generation & Strong Balance Sheet
Operating Cash Flow
Balance Sheet & Return Metrics as of Mar 31, 2013 $800
$713 $733
 $150MM in operating cash flow in 1Q13
$600 $534 $487
 $1.4B in unrestricted cash $375
$400
 $2.0B undrawn under existing credit facility -19% y/y o $1.7B available for general corporate use $200 $150 o $303MM available for clearing houses
 Debt-to-EBITDA ratio of 1.0x $0
2008 2009 2010 2011 2012 1Q13
 Flexibility to pursue growth opportunities in derivatives Return on Invested Capital1 and clearing
20%
 Track record of disciplined capital deployment
15%
 Industry leading ROIC1 of 18%, historical avg cost of capital 9% 10%
5%
0%
2011 2012 LTM 1Q13
NYX CME NDAQ S&P 500* ICE WACC
(1) ROIC = (Operating Income x (1-Tax Rate) ) / (Avg Debt + Avg Shareholders Equity + Avg Minority Interest – Avg Cash, Cash Equiv, & ST Investments)
Source: Factset, Company Filings. S&P data represents only current constituents. S&P 500 ROIC calculated using invested capital weighted average.
IntercontinentalExchange * S&P 500 reflects most recently reported fiscal quarter as of 4-30-13. 11

ICE NYX Transaction Timeline


Competition Review
1/16/13 Filed with US DOJ for HSR notice
2/15/13 US competition clearance under the HSR Act expired
3/18/13 Filed for referral by UK, Spain & Portugal to European Commission (EC)
4/23/13 EC confirmed to oversee the European competition review
May/June 2013 Anticipate submission of Form CO
• Phase 1 25 working days
• Phase 2 90 minimum working days
• Both subject to extension
DEC 12
JAN
FEB
MAR
APR
MAY
JUN
2H13
12/20/12 Transaction announcement
1/28/13 S-4 filed with SEC
3/19/13 Amended and restated Merger Agreement
4/26/13 Record date for June 3 shareholder meeting
5/1/13 EU prospectus approval
06/3/13 ICE/NYX shareholder vote dates set for June 3
Anticipated closing subject to regulatory approvals
Transaction Overview
4/30/13 S-4 deemed effective in U.S.
Seek completion of regulatory approvals: College of Regulators SEC, CFTC, etc.

- Integration planning ongoing
- Continued focus on growth, expense discipline and corporate initiatives
- Updates to be provided as available via public filings

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A Focus On Consistent Growth and Results
Operating Income Growth Five Themes in 2013
1. Commodity market expansion in $750 energy & ag markets across new $600 products, customers and options
$450
2. NYSE Euronext deal regulatory
$300
approval, closing and integration
$150
3. Provision of cost- and capital-efficient
$0
2008 2009 2010 2011 2012 regulatory reform solutions to meet transparency, reporting and clearing
Key Metrics 2012 requirements
4. Focus on range of OTC clearing
• Maintain solid operating margin 61%, +100 bps y/y
• Best in class earnings growth +9% y/y opportunities across commodities and
• Best in class returns 18% ROIC financials; successful transition of
• Strong expense management Flat with 2011 Liffe products to ICE Clear Europe
• Increase cash flow +3% y/y
5. Maintain culture of customer service, innovation, growth and a focus on expense discipline and ROIC
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APPENDIX

Non-GAAP Net Income Attributable to ICE & EPS Reconciliation
In thousands
3 Months 3 Months Ended Ended 3/31/13 3/31/12
Net income attributable to ICE $135,442 $147,865 Add: NYSE Euronext transaction costs and banker fee relating to ICE Endex acquisition 17,089 - Add: Duplicate rent expense 3,348 - Less: Income tax benefit effect related to the items above (7,059) - Adjusted net income attributable to ICE $148,820 $147,865 Earnings per share attributable to ICE common shareholders: Basic $1.86 $2.04 Diluted $1.85 $2.02 Adjusted earnings per share attributable to ICE common shareholders: Adjusted basic $2.05 $2.04 Adjusted diluted $2.03 $2.02 Weighted average common shares outstanding: Basic 72,677 72,641 Diluted 73,175 73,252
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Non-GAAP Operating Income, Operating Margin & Operating Expense Reconciliation
In thousands
3 Months 3 Months Ended Ended 3/31/13 3/31/12
Total revenues $351,897 $365,194 Total operating expenses 151,819 140,012 Less: NYSE Euronext transaction costs and banker fee relating to ICE Endex acquisition (17,089) - Less: Duplicate rent expense (3,348) -
Adjusted total operating expenses $131,382 $140,012 Adjusted operating income $220,515 $225,182
Operating margin 57% 62%
Adjusted operating margin 63% 62%
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Historical Aggregate Data
2013
Trading Days* 21 19 20 22 21 21 22 21 21 23 19 22
Average Daily Volume (000s)
Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13
Energy 3,093 3,149 3,379 3,380 Ags 263 348 231 312 Financials 123 144 199 152
Total 3,478 3,640 3,809 3,844
*Canada had 22 trading days in Jan 2013
Rolling 3 Month Rate Per Contract (for the periond ending)
Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13
Energy $1.08 $1.07 $1.05 $1.04 Ags $2.54 $2.59 $2.59 $2.61 Financials $1.04 $1.03 $1.02 $1.00
Total $1.18 $1.19 $1.17 $1.16
2012
Trading Days* 20 20 22 20 22 21 21 23 19 23 21 20
ADV (000s)
Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12
Energy 3,700 3,596 2,807 2,795 3,075 3,032 2,703 2,576 2,888 3,067 2,836 2,375 Ags 228 301 248 311 230 336 236 217 263 214 221 175 Financials 146 167 212 164 176 234 138 109 188 118 142 170
Total 4,073 4,064 3,267 3,270 3,481 3,602 3,078 2,902 3,339 3,399 3,198 2,720
*Canada had 21 trading days in Jan 2012, 22 trading days in Aug 2012, 22 trading days in Oct 2012 and 19 trading days in Dec 2012
Rolling 3 Month RPC
Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12
Energy $1.08 $1.04 $1.04 $1.06 $1.07 $1.08 $1.10 $1.11 $1.11 $1.08 $1.08 $1.07 Ags $2.45 $2.59 $2.56 $2.57 $2.48 $2.54 $2.46 $2.47 $2.40 $2.40 $2.43 $2.47 Financials $0.90 $0.86 $0.93 $0.88 $0.91 $0.88 $0.92 $0.96 $1.00 $1.01 $1.01 $1.00
Total $1.15 $1.13 $1.14 $1.17 $1.17 $1.19 $1.20 $1.21 $1.21 $1.17 $1.17 $1.15
NOTE: Figures may not foot due to rounding
Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures. IntercontinentalExchange 17